UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): January 12, 2010
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑

Information Contained in this Report on Form 6-K
     On January 12, 2010, Navios Maritime Acquisition Corporation (the “Company”) announced the appointment of Leonidas Korres as Senior Vice President— Business Development of the Company. Pursuant to an agreement between the Company and Navios Maritime Holdings Inc. (“Navios Holdings”), the compensation of Mr. Korres up to the amount of EURO 65,000 is to be paid by Navios Holdings, provided that if the Company completes a business combination, the Company will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that the Company is unable to complete a business combination, then the Company will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment. A copy of the press release is furnished as Exhibit 99.1 attached hereto and is incorporated herein by reference.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: January 19, 2010	By:	/s/ Angeliki Frangou
Angeliki Frangou, Chairman and Chief
Executive Officer